Exhibit 99.1

Brenmiller Issues Letter to Shareholders

●	Production plant with capacity of up to 4 GWh expected to be operational by year-end 2023; will support up to $200 million in orders per year by 2024

●	bGen™ ZERO focused on generating electric process heat for industrial manufacturing expected to deliver near-term results

●	Multiple new projects and planned JVs accelerate Brenmiller’s growing pipeline

Rosh Ha’ayin, Israel, September 7, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today issued a shareholder update from its Chairman and CEO, Avi Brenmiller.

Dear Shareholders,

We are at a significant and exciting junction in the life of our Company, turning our vision for low-cost and reliable clean process steam technology into a commercial reality for the benefit of our utility and industrial customers, our shareholders, and the planet.

Our vision for the deployment and integration of thermal energy storage as part of an efficient and sustainable net-zero energy system is being realized and adopted in practice by a growing market. According to REN21, while heat and cooling account for 51% of global energy use, about a quarter of the world's energy pollution originates from heat produced for industrial needs. This is where we believe Brenmiller’s bGen ZERO, our next-generation thermal energy storage system, can have a significant impact on averting carbon emissions while reducing costs for our customers and generating revenue momentum for our Company.

Today, Brenmiller is a leading global provider of thermal energy storage solutions. Our team was the first to install pilots with sector-wide significance, such as our project at Enel’s combined cycle power plant in Santa Barbara in Cavriglia in Tuscany, Italy—the largest TES system in the world connected to an operational power plant. We are also the first to be capable of producing TES systems at commercial capacity, from our gigafactory in Dimona, Israel. Our TES gigafactory is expected to be operational by the end of 2023 and equipped to produce up to 4GWh of bGen ZERO systems annually, which we expect will be able to support up to $200 million dollars per year. In our estimation, Brenmiller’s maturity and production capacity position the Company with a significant advantage compared to the rest of the market.

Recently, we reported numerous important catalysts that we believe are driving Brenmiller towards commercial-scale revenues:

●	Term sheet to form a joint venture signed with European renewable energy developers Green Enesys Group and Viridi, leading companies that develop and deploy giga-scale renewable energy projects worldwide, beginning in Spain, Germany, and France

●	Launched bGen ZERO, our new flagship product, which offers considerable improvements and serves our strategic focus to help replace and eliminate the use of fossil fuel boilers for power by providing industrial manufacturers with electric process heat

●	Received final government approval towards an approximately $3.7 million equipment purchase from Wolfson Hospital, marking what would be the first sale for bGen ZERO, which was launched in August 2023

●	Advanced discussions with a global renewable energy giant to identify and develop 9 joint projects totaling 2 GWh of TES capacity; synergy would bring Brenmiller’s storage technology together with the partner’s financing, construction, and renewable generation capabilities

●	Entered renewable energy market in India through recent signing of a memorandum of understanding with Waaree Energies, a local utility and the largest solar panel manufacturing company in India

●	Inaugurated the largest TES system production plant in the world in Dimona, Israel; at capacity, the facility will produce up to 4 GWh of bGen and bGen ZERO systems per year, translating into approximately $200 million in annual sales by 2024

I am confident that in the short term, our company’s new focus on delivering electric process steam to industrial customers will demonstrate quick and significant market traction. The Wolfson Hospital project could be a great example of this and the first of what we expect to be many more bGen ZERO projects for industrial heat based on our significant project pipeline.

We initiated and are building, with non-dilutive financing from the European Investment Bank (EIB), the world's largest green investment bank, a TES gigafactory which we believe to be the first and largest of its kind. In our opinion, no company, entrepreneur, or bank would invest in such an activity without significant indications that the plant will work at full capacity in order to return the investment.

Based on these recent achievements, our significant pipeline, and our demonstrated ability to execute, we believe there is a gap between our business and technology’s value and our current market capitalization, especially in view of our progress toward significant revenues.

We are focusing our efforts on making our business story and corporate profile more visible to U.S. investors, as we expect our shares will be exclusively listed on the Nasdaq as of September 11, 2023. Continuing to advance on all fronts with all our strength, we are making every effort to improve value for our loyal shareholders.

We are proud of successfully bringing our vision to the market, establishing Brenmiller’s bGen technology as a cost-efficient, reliable, and sustainable decarbonization solution. Our next goal is to commercialize the bGen by focusing on fulfilling our current project pipeline and increasing our sales activities.

Best Regards,

Avi Brenmiller

CEO and Chairman

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the positive impact of its bGen ZERO on carbon emissions and its ability to reduce costs for the Company’s customers; its bGen™ TES production plant reaching gigafactory capacity with 4 GWh, expected to be operational by the end of 2023 and to support up to , translating into approximately $200 million in annual sales by 2024; its estimation that the Company’s maturity and production capacity positions us with a significant advantage compared to the market; its joint venture Green Enesys Group and Viridi and other strategic partnerships and collaborations; its expansion into to Indian market; future bGen ZERO projects; its planned delisting from the TASE; its activity on numerous additional opportunities that it believes will advance into large-scale revenue-generating projects; fulfillment of its current project pipline and increase in its sales activities; its potential pipeline of additional projects; the worth of its business and technology; its ability to achieve commercial-scale revenues and increase its market capitalization and increase in value for its shareholders. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

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